December 7, 2005

Via EDGAR and FAX

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Royal & Sun Alliance Insurance Group plc
Form 20-F for Fiscal Year Ended December 31, 2004 (the “Form 20-F”)
File No. 001-15146

Dear Mr. Rosenberg:

We received your letter dated November 28, 2005 (the “letter”) in respect of our Form 20-F and we noted the 10 business-day response period set forth therein. We have reviewed the letter and are in the process of preparing a response on an expedited basis. However, in light of the detailed nature of some of the comments, we believe it will be more appropriate to provide a response to the letter by December 19, 2005. We discussed this matter with Frank Wyman, of the SEC staff, who asked that we formally inform you of our position; I trust this is acceptable to you.

Please do not hesitate to contact me at 011 44 20 7111 7117 with any questions.

Yours sincerely,

George Culmer
Chief Financial Officer

cc:   Frank Wyman, Staff Accountant, Securities and Exchange Commission